APPENDIX I

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 24F-2
Annual Notice of Securities Sold
Pursuant to Rule 24f-2

Read instructions at end of Form before preparing Form. Please print or type.

1. Name and address of issuer:

    JPMorgan Trust I
    270 Park Avenue
    New York, NY 10017

2. The name of each series or class of funds for which this Form is filed (If the Form is being filed for all series and classes of securities of the issuer, check the box but do not list series or classes):   [ ]

    Highbridge Dynamic Commodities Strategy Fund
    Highbridge Statistical Market Neutral Fund
    JPMorgan Asia Equity Fund
    JPMorgan Asia Pacific Fund
    JPMorgan China Region Fund
    JPMorgan Emerging Economies Fund
    JPMorgan Emerging Markets Equity Fund
    JPMorgan Emerging Markets Local Currency Debt Fund
    JPMorgan Ex-G4 Currency Strategies Fund
    JPMorgan Global Allocation Fund
    JPMorgan Global Unconstrained Equity Fund
    JPMorgan Global Equity Income Fund
    JPMorgan Global Opportunities Fund
    JPMorgan Global Natural Resources Fund
    JPMorgan Growth Long/Short Fund
    JPMorgan Income Builder Fund
    JPMorgan India Fund
    JPMorgan International Currency Income Fund
    JPMorgan International Equity Fund
    JPMorgan International Opportunities Fund
    JPMorgan International Opportunities Plus Fund
    JPMorgan International Realty Fund
    JPMorgan International Unconstrained Equity Fund
    JPMorgan International Value Fund
    JPMorgan International Value SMA Fund
    JPMorgan Intrepid European Fund
    JPMorgan Intrepid International Fund
    JPMorgan Latin America Fund
    JPMorgan Multi-Cap Long/Short Fund
    JPMorgan Research Equity Long/Short Fund
    JPMorgan Research Market Neutral Fund
    JPMorgan Russia Fund
    JPMorgan Strategic Preservation Fund
    JPMorgan Tax Aware Equity Fund
    JPMorgan Tax Aware Real Return Fund
    JPMorgan Tax Aware Real Return SMA Fund
    JPMorgan Total Emerging Markets Fund

| 3. | Investment Company Act File Number: | 811-21295 |
| | Securities Act File Number: | 333-103022 |

4(a). Last day of the fiscal year for which this notice is filed:

October 31, 2012

4(b). [ ] Check box if this Form is being filed late (i.e., more than 90 calendar days after the end of the issuer's fiscal year). (See Instruction A.2)

Note: If the form is being filed late, interest must be paid on the registration fee due.

4(c). [ ] Check box if this is the last time the issuer will be filing this Form.

5. Calculation of registration fee:

(i) Aggregate sale price of securities sold during the fiscal year pursuant to section 24(f): $10,157,059,695

(ii) Aggregate price of securities redeemed or repurchased during the fiscal year: $9,388,733,057

(iii) Aggregate price of securities redeemed or repurchased during any prior fiscal year ending no earlier than October 11, 1995 that were not previously used to reduce registration fees payable to the Commission. $44,009,057,836

(iv) Total available redemption credits [Add items 5(ii) and 5(iii)]: - $53,397,790,893

(v) Net Sales - If item 5(i) is greater than item 5(iv) [subtract Item 5(iv) from Item 5(i)] $0

(vi) Redemption credits available for use in future years - if Item 5(i) is less than Item 5 (iv) [subtract Item 5(iv) from Item 5(i)]: ($43,240,731,198)

(vii) Multiplier for determining registration fee (See Instruction C.9): 0.0001364

(viii) Registration fee due [multiply Item 5(v) by Item 5(vii)]: (enter "0" if no fee is due): = $0.00

6. Prepaid shares

If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 as in effect before [effective date of recision of rule 24e-2], then report the amount of securities (number of shares or other units) deducted here: _____0_____ . If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: _____0_____ .

7. Interest due.-- if this Form is being filed more than 90 days after the end of the issuers fiscal year (see Instruction D):

$0

8. Total of amount of the registration fee due plus any interest due [Line 5(viii) plus line 7].

$0.00

9. Date the registration fee and any interest payment was sent to the Commission's lockbox depository:
   Not Applicable

   Method of Delivery:
   [   ] Wire Transfer
   [   ] Mail or other means

SIGNATURES

This report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By (Signature and Title)*

Jeffery A. Reedy, Assistant Treasurer

Date: January 25, 2013

* Please print the name and title of the signing officer below the signature.